

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 9, 2021

Nicholas Scherling
Chief Executive Officer
Decentralized Crypto Financial Inc.
4795 Meadow Wood Lane, #200
Chantilly, VA 20151

  **Re: Decentralized Crypto Financial Inc.**
   **Amendment No. 1 to Offering Statement on Form 1-A**
   **Filed March 10, 2021**
   **File No. 024-11353**

Dear Mr. Scherling:

  We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 24, 2020 letter.

Amendment No. 1 to Offering Statement on Form 1-A filed March 10, 2021

Cover Page

1. We note your response to prior comment 2, and re-issue our comment in part. In this regard, it appears that you will not have sufficient authorized unissued shares of common stock to conduct a Regulation S private placement, given your amended disclosure suggests that you intend to offer the 50 million additional shares "in reserve." Please reconcile your authorized number of shares and your ability to conduct a Regulation S private placement or remove your references to a Regulation S offering, as applicable.

Terms of this Offering, page 16

2.	We note your response to prior comment 6, and re-issue our comment in part.  In this regard, we note the addition of disclosure that you are equipped to accept payment from the payment processor, Bitpay, suggests that you will accept Bitcoin as payment for your shares being offered.  Yet your disclosure in the Procedures for Subscribing section states that you are only "offering [y]our stock for cash through [y]our website."  Please revise your disclosure to clarify whether you intend to accept Bitcoin as payment for your shares.  To the extent that you intend to accept Bitcoin as payment for your shares being offered, please expand your disclosure to address the following:

- Please add risk factor disclosure to address the specific risks your company faces in accepting Bitcoin for payments;

- Please clarify how you will value the Bitcoin initially and on an ongoing basis; and

- If rejected subscriptions are paid for using Bitcoin, please clarify how you will determine the amount of the refund if the value of the Bitcoin has changed.

DeCryptoFi Platform, page 19

3.	Explain to us the purpose and functionality of your platform.  Specifically, explain how investors will be able to "manage their accounts" on this platform.

Regulatory Considerations, page 20

4.	We note your response to prior comment 9, and re-issue the comment in part.  In regards to your online platform and software referenced in this section, please revise your disclosures to address the following.  In doing so, please explain how your software will be utilized by you and your clients, with a view to understanding how the regulations mentioned below may be implicated:

- Please provide us with your legal analysis with citations to proper authorities supporting your conclusion that neither you nor your software operators need to register as transfer agents or clearing agencies.  As a related matter, we note your disclosure where you state that your "distributed software will record the owner of [y]our stock, and/or the debt of clients . . . and [you] could be viewed as engaging in [transfer agent] activities" and that you do not intend to engage a transfer agent in this offering, in part, because "the types of activities a transfer agent would normally engage in are performed automatically by [y]our software."  Please provide us with a detailed analysis of the specific activities that the software will perform in comparison to the activities typically performed by a transfer agent.

- Please provide us with your legal analysis with citations to proper authorities supporting your conclusion that you are not required to register your online platform and its software as an exchange or ATS. Specifically, tell us how the fact that each sale of your stock "will be individually negotiated and implemented without [your] involvement" does not implicate Exchange Act Rule 3b-16. Elaborate upon the intended parties to any negotiation and implementation of sales of your securities, and the role of your platform, so that we can better understand how you will offer and sell your securities and those of your clients.

- Further, please provide us with your legal analysis with citations to proper authorities supporting your conclusion that you are not a broker-dealer. In this regard, please tell us why you do not believe that you, in offering the platform and conducting related services, should be a registered broker-dealer. Again, the role of your platform is unclear, considering your disclosure states that your platform will allow for the ability of investors to "manage their accounts." Also, we note your revised disclosure which indicates that you believe your software operators may rely on Rule 3a4-1, however, it appears that your software operators do not satisfy the definition of "associated person of the issuer" under Exchange Act Rule 3a4-1(c)(1). Please revise your disclosure to clearly indicate how each of your software operators will satisfy this definition.

5. We note your response to prior comment 10, however, this disclosure does not appear to be appropriate at this time, given that you have no present intent to repurchase securities and the applicability of Regulation M will need to be assessed at the time of any repurchases. Please revise to remove this disclosure or tell us why you believe it is appropriate.

Exhibits

6. We note your response to comment 15. We cannot find your auditor's consent in your exhibits. Please advise.

7. We note that your exclusive forum provision in Article 11, Section 11.2 of your bylaws identifies the courts of the State of Delaware as the exclusive forum for certain litigation, including "any derivative actions." Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing document states

this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

General

8. Please be advised that the page numbers in our comment letter refer to the page numbers in your prior offering statement filed on October 27, 2020, as you have not provided page numbers in your most recent amendment. Please include page numbers in future amendments.

9. We note that in Item 3, Part I of your Form 1-A you check the box indicating that you are providing "bad actor" disclosure pursuant to Rule 262(d). Please tell us where this disclosure is found in the filing.

You may contact Stephen Kim at (202) 551-3291 or Theresa Brillant at (202) 551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Lamparski at (202) 551-4695 or Mara Ransom at (202) 551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services